October 10, 2014

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549-0404

Attention: Jennifer Thompson

Re:	Lithia Motors, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014
File No. 001-14733

Ladies and Gentlemen:

Lithia Motors, Inc. (“Lithia”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 26, 2014, relating to the above referenced filing (the “Filing”).

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Lithia’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.

We have read your risk factor disclosure on page 13 addressing sub-prime lenders and the potential risk of a decrease in the availability of credit in the lending market. Tell us and disclose how you define sub-prime auto loans. Further, since it appears you would be affected by deterioration in the sub-prime auto loan industry, tell us what consideration you gave to disclosing the percentage of vehicle sales that are financed by sub-prime lenders in your MD&A discussion.

We define sub-prime auto loans as loans with a Fair, Isaac and Company (FICO) score of 620 or lower. Sub-prime auto loans make up approximately 10-12% of our total auto loan originations. This percentage has been relatively consistent over the past several quarters and is regularly communicated during our prepared remarks on our quarterly earnings conference call and within our investor presentation posted at www.lithiainvestorrelations.com.

In future filings, we will disclose in our MD&A both our definition of sub-prime auto loans and the percentage of sub-prime vehicle financing that we arrange.

Item 15. Exhibits and Financial Statement Schedules, page 58

Report of Independent Registered Public Accounting Firm, page F-1

2.

We note the audit opinion on the financial statements refers to Lithia Motors, Inc. and subsidiaries while the audit opinion on internal control over financial reporting refers to Lithia Motors, Inc. Please confirm our assumption that both audit reports relate to Lithia Motors, Inc. on a consolidated basis, or explain to us any difference in the entities covered by these reports. Additionally, please consider requesting that your auditor conform the wording in future filings to avoid any confusion on the part of investors.

Securities and Exchange Commission

October 10, 2014

We confirm that both audit reports relate to Lithia Motors, Inc. on a consolidated basis and have requested that our auditor conform the wording in future filings.

Notes to Consolidated Financial Statements, page F-8

(1) Summary of Significant Accounting Policies, page F-8

Segment Reporting, page F-14

3. We note your disclosure that historical and forecasted operational performance is evaluated on a store-by-store basis. Please provide us with a specific and comprehensive discussion of what consideration you gave to each factor in ASC 280-10-50-1 in evaluating whether your individual stores are operating segments. Please also provide us with your organizational structure, including the identities of the executive management group that comprise your CODM and the roles of the individuals who report to them. Finally, please further explain your statement that no individual store is significant enough to meet the definition of a segment. In this regard, tell us how you have considered ASC 280-10-50-14.

ASC 280-10-50-1 states that an entity must meet the following three criteria to be defined as an operating segment:

A.	It engages in business activities from which it may earn revenues and incur expense (including revenues and expenses relating to transactions with other components of the same public entity).

B.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

C.	Its discrete financial information is available.

Criterion A: Overview of the Company’s Business

We operate automotive franchises, retail new and used vehicles in conjunction with arranging financing and selling service contracts, vehicle protection products and credit insurance and provide vehicle maintenance, warranty, paint and repair services. As of December 31, 2013, we had 94 operating franchised locations and one stand-alone body shop facility.

The revenue generating elements of our business—new vehicle sales, used vehicle retail sales, used vehicle wholesales, finance and insurance product commissions, service sales, parts sales and body shop sales—are complementary to each other. Though it is possible to operate each one of these revenue generating elements independently, our stores manage the business holistically to maximize the synergies and benefits of operating an automotive franchise.

Certain expenses related to these revenue generating activities can similarly be evaluated independently; however, there is significant inter-dependence and expenses are best analyzed in total. For example, the service, body and parts departments do internal work to prepare vehicles for retail sale. To manage service, parts and body shop department capacity, internal work is tracked separately with its own revenue and cost. As a result, for our internal reporting of store financial performance, the service, parts and body shop departments show profit, while the vehicle sales departments show additional cost. These items are eliminated for consolidated financial reporting. This expense metric is useful to evaluate individual department performance; however, the impact it has on the overall business is only the cost of the labor and parts for the reconditioning of the vehicle.

Additionally, the store shares several expenses among all of the revenue generating activities: facilities, support staff, information systems, etc. are all shared among the departments. For internal reports, these cost are allocated departmentally based on allocations set annually for measurement purposes, but the overall cost structure is only evaluated on a combined level.

Securities and Exchange Commission

October 10, 2014

Based on the considerations above, we believe each individual store engages in business activities which earns revenues and incurs expenses and meets the definition of criterion A.

Criterion B: Decision Making by the CODM

Criterion B considers the Company’s management style of its business and the basis at which decision making occurs. To evaluate this criterion, we identified our chief operating decision maker (CODM) and considered whether there is evidence the business is managed based on operating segments. Consideration was given to the organization structure/decision making process used to manage the business and operating/financial information available to the CODM.

Organization Structure and Overview of the CODM

ASC 280-10-50-5 defines the CODM as “a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of segments of a public entity.” We have defined our CODM as an executive management group comprised of Bryan DeBoer, President and CEO; Scott Hillier, Senior VP of Operations and Chris Holzshu, Senior VP and CFO. The three members of the CODM manage performance and determine how to allocate Company resources.

Bryan DeBoer is our key decision-maker and is the main leader in determining the strategy for growing top-line revenues. When he was promoted to CEO in early 2012, Bryan retained the title of Chief Operating Officer. He evaluates overall and certain store performance results and works with Chris and Scott to identify opportunities and improve performance. Additionally, Bryan manages our legal, manufacturer relations, information technology and real estate teams. Bryan, as President and CEO, spends time communicating the Company’s results to investors and analysts; however, this amount is relatively small compared to other areas of his involvement.

Scott Hillier’s main focus is personnel and human development. Scott oversees HR, training and recruiting to appropriately staff each store with management personnel. When a store has turnover at a management level and requires support, Scott’s team is responsible for recruiting replacement candidates and providing in-store training as needed. The store operational management team reports directly to Scott, through two Regional Vice Presidents who oversee each store General Manager.

Chris Holzshu manages the Company’s administrative functions (e.g. office operations, payroll, benefits, treasury and accounting) and both operational and external reporting. Additionally, he executes cost control strategies, prepares the financial forecast and manages external reporting to investors and creditors. Chris identifies opportunities to reduce costs, oversees the development of the financial forecast and reviews monthly actual results against this forecast.

This team of executives comprises the CODM, and collectively makes decisions regarding the allocation of resources and evaluation of operational performance as a group.

Operational Structure and Decision Making Process

As of December 31, 2013, we had 94 dealerships in 11 states. Our culture and leadership style builds an entrepreneurial culture unique to each store and empowers each store’s leadership team to define a customer experience that fits the local market and brand of the store. This culture is supported by the centralization of administrative and reporting functions, which do not directly impact the customer experience, at the corporate level.

Store leadership teams are responsible for the store-level controllable aspects of their location including top line revenue, inventory levels and valuation and certain SG&A costs such as personnel and advertising expense. Support Services operational teams assist in training, manage consolidated programs and may assist in stores when personnel changes occur.

Administrative and reporting functions are centralized and managed at the corporate level. Administrative functions include selected store back office functions (e.g. accounts payable, accounts receivable, and vehicle loan funding), tax, payroll, treasury, real estate, purchasing and advertising design and placement. Reporting functions such as operational budgeting/forecasting, consolidation, financial reporting and operational reporting are performed centrally at corporate. We manage our cash and debt, including financing of vehicle inventories, at a consolidated level. Decision making regarding capital investments is performed by the CODM based on available cash and credit availability, internal return on investment (ROI) criteria and forecasted consolidated capital expenditure, acquisition and divestiture expectations.

Securities and Exchange Commission

October 10, 2014

Significant store-level capital expenditures are evaluated based on an ROI criterion. This criterion is aligned with ROI expectations for acquisitions as well as the Company’s overall cost of equity. Decision making on allocation of resources is performed at a consolidated corporate level.

Strategically, these processes, managed at a consolidated level, have minimal impact on the customer while also relieving our stores of the burden of back office, administrative functions. The centralization of these functions allow for efficiencies that could not be achieved on a stand-alone basis. Additionally, our store population shares characteristics such as similar working capital requirements, capital structures, historical sales trends and gross margins, products and services, target markets and customers, and distribution and marketing practices. Performance management and decision making on a consolidated level allows for increased efficiency and effectiveness within the organization.

Based on our CODM, organizational structure and decision-making process, we believe we operate as one single operating segment as it relates to criterion B.

Criterion C: Discrete Financial Information

Criterion C requires that discrete financial information be available for each operating segment. Discrete financial information for each dealership is generated and available for sales and cost of sales. However, assumptions are made in the allocation of expenses among each store. Many expenses are managed on a consolidated level, such as financing of vehicle inventory, general insurance, IT services and utilities. We utilize various methodologies to allocate these expenses to each store. This results in financial information that has elements not directly correlated to store operations.

Additionally, within the broader organization, there are a number of expenses that are aggregated at the corporate level and are not distributed to each store. Depreciation expense on property, plant and equipment, interest cost for both variable and fixed rate debt, corporate overhead charges for both management and support staff and federal and state income taxes are some examples of charges that are not allocated to individual store locations.

We also manage several programs holistically. For example, selected incentive programs with commercial lending institutions and vendors are managed on a consolidated, corporate level. The incentives received from these entities are based on sales and purchases generated by each store with the income recorded at the parent entity. As a result, these items are excluded of store operational results even though the benefits are determined by store performance.

While store budgets and results are reviewed on a store-by-store basis, this is primarily used to monitor performance of individual store leadership and allows for the assessment of potential personnel changes and effectiveness of field management. These results are also typically only associated with revenue and cost of sales, with the exception of payroll and advertising costs. When reviewing financial results at the CODM level for making capital allocation decisions, evaluating overall operational results and when communicating results to investors, individual store performance is neither the primary consideration nor a part of the monthly reporting package. Within a retail operation, an evaluation of store performance on an individual store basis is a required component of effective operational management. In our opinion, such a review does not indicate that each location is an individual segment merely because the results, which are impacted by the allocation of centralized costs and services as discussed above, are available and may be viewed by certain employees within the organization.

Based on the considerations above about the availability and quality of discrete financial information, we believe we operate as one single operating segment as it relates to criterion C.

Quantitative Threshold Considerations

ASC 280-10-50-12 sets quantitative thresholds for reporting separate information about an operating segment. The thresholds are as follows:

A.	Its reported revenue, including both sales to external customers and intersegment sales or transfers, is 10 percent or more of the combined revenue, internal and external, of all operating segments.

Securities and Exchange Commission

October 10, 2014

B.	The absolute amount of its reported profit or loss is 10 percent or more of the greater, in absolute amount, of either:

1.	The combined reported profit of all operating segments that did not report a loss

2.	The combined reported loss of all operating segments that did report a loss.

3.	Its assets are 10 percent or more of the combined assets of all operating segments.

Although we do not believe individual stores meet the three criteria of an operating segment, nonetheless, we evaluated each of our locations to determine the number of individual stores that would qualify for disclosure under the quantitative standards. The largest single store, by revenue, was less than 3% of overall sales, 3% of overall assets, and less than 5% of pre-tax income. Based on these thresholds, no individual store would meet the thresholds identified in ASC 280-10-50-12

We also considered the guidance in ASC 280-10-50-14, which requires segment disclosure until at least 75% of total revenue is disclosed on a segment basis. Although we do not believe individual stores meet the three criteria of an operating segment, if they did, we would be required to report 52 individual segments in order to reach the 75% threshold based on revenue. We do not believe this level of disclosure would be beneficial to a user of our financial statements. Additionally, ASC 280-10-50-11 allows for the aggregation of operating segments if the segments have similar economic characteristics and are similar in the nature of their products and services, type of customer, methods of distribution and regulatory environment. All of our stores are economically similar and operate in a similar structure and environment. As a result, aggregation of all of our stores is acceptable and we would present a single reportable segment.

Conclusion

Based on the above, we believe we function as a single operating segment. The economics of the business, structure of our operations, centralization of administrative functions and allocation of capital and other resources support this conclusion. The CODM reviews a consolidated summary of financial and operational data to determine overall results, make capital decisions based on overall results and communicates overall results to investors and creditors. In addition, no individual store meets the quantitative criteria for separate reporting and the level of disclosure that would be required if individual stores were determined to be operating segments would not be beneficial to readers of our financial statements. Because our stores are economically and operationally similar, aggregation of all of our stores would in any case be permitted. Considering these facts and circumstances, we concluded we appropriately report our results as one operating segment identified as automotive retailing.

* * * * *

Lithia believes the responses provided above address the Staff's comments, and further acknowledges that:

○	Lithia is responsible for the adequacy and accuracy of the disclosure in the Filing;

○	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the Filing; and

○	Lithia may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me at (541) 618-5748.

Very truly yours,

Lithia Motors, Inc.

/s/ John F. North III

John F. North III

Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)

cc:     Bryan B. DeBoer, President and Chief Executive Officer

          Chris S. Holzshu, Senior Vice President and Chief Financial Officer